Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings:
Income (loss) from continuing operations before taxes (a)	$36,373	$1,545	$108,351	$(43,262)	$(120,413)
Interest expense (b)	29,909	44,596	42,533	44,699	59,870
Amortization of deferred financing costs and bond discount	3,913	3,705	2,507	2,386	4,338
Preference securities dividends requirements	6,736	878	—	—	—
Less: Preference securities dividends requirements	(6,736)	(878)	—	—	—

Total earnings	$70,195	$49,846	$153,391	$3,823	$(56,205)
Fixed charges:
Interest expense (b)	$29,909	$44,596	$42,533	$44,699	59,870
Amortization of deferred financing costs and bond discount	3,913	3,705	2,507	2,386	4,338
Interest element on rent expense (c)	733	810	1,011	1,245	1,277
Preference securities dividends requirements (d)	6,736	878	—	—	—

Total fixed charges	$41,291	$49,989	$46,051	$48,330	$65,485
Ratio of earnings to fixed charges (e)	1.70	1.00	3.33	—	—

(a)	For the year ended December 31, 2010, income (loss) from continuing operations before taxes includes a non-cash goodwill impairment charge of $62.8 million.
(b)	For the year ended December 31, 2009, interest expense includes a non-recurring non-cash charge of $7.5 million associated with a deferred loss recognized on interest rate derivatives for which previously hedged cash flows no longer exists as a result of the repayment of the first and second lien term loans on December 23, 2009.
(c)	Interest on operating leases estimated to be 33% of annual rental expense.
(d)	Preferred partnership unit interest and dividend requirement grossed up for income taxes in deriving the pre-tax income required to pay dividends through May 11, 2007, the cancellation date of the preferred partnership units.
(e)	For the years ended December 31, 2009 and 2010, earnings were insufficient by $44.5 million and $121.7 million, respectively, to cover fixed charges.